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13013996

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Mail Processing Section

FEB 28 2013

Washington DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIAA-CREF Individual & Institutional Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte (City) North Carolina (State) 28262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Bair, Jr. 704 988-5536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP.
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street Suite 3600 (Address), Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PG 3/12

OATH OR AFFIRMATION

I, William C. Bair, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIAA-CREF Individual & Institutional Services, LLC. , as of December 31 , 2012 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina
Signed and sworn to before me this day by
William C. Bair, Jr.

Date: February 20, 2013

Signature

Chief Financial Officer
Title

Notary Public (Gloria Ramjohn)

GLORIA RAMJOHN NOTARY PUBLIC CABARRUS COUNTY, N.C. MY COMMISSION EXPIRES 4/24/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIAA-CREF Individual & Institutional Services, LLC

(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Statement of Financial Condition
December 31, 2012

pwc

TIAA-CREF Individual & Institutional Services, LLC

(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Statement of Financial Condition

December 31, 2012

TIAA-CREF Individual & Institutional Services, LLC
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)
Index
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Board of Managers of
TIAA-CREF Individual & Institutional Services, LLC

We have audited the accompanying statement of financial condition of TIAA-CREF Individual & Institutional Services, LLC as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TIAA-CREF Individual & Institutional Services, LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2013

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 3600, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

TIAA-CREF Individual & Institutional Services, LLC
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	11,692,715
Cash segregated under regulatory requirements		53,823,404
Advisory fees receivable		10,897,181
Receivable from clearing broker		3,951,641
Due from affiliated entities		7,865,729
Receivable from non-proprietary funds		742,359
Other assets		2,783
Total assets	$	88,975,812
Liabilities and Member's Capital		
Due to affiliated entities	$	16,249,114
Due to Trust Company		1,916,902
Other liabilities		321,392
Total liabilities		18,487,408
Member's capital		70,488,404
Total liabilities and member's capital	$	88,975,812

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

TIAA-CREF Individual & Institutional Services, LLC ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Effective January 1, 2004, Services was converted from a membership corporation to a single member limited liability company ("LLC").

Services maintains a contractual arrangement with its affiliate, Teachers Personal Investors Services, Inc. ("TPIS") to distribute insurance products and shares of various mutual funds on a retail basis for which TPIS is the principal underwriter.

Services offers brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing LLC. Services also offers investment advisory services to individuals maintaining accounts at Pershing LLC for which it is separately compensated.

Services maintains a Distribution Agreement with TIAA-CREF Life Insurance Company ("T-C Life") under which Services is the principal underwriter and distributor for market value adjustment annuity products offered by T-C Life.

Services maintains a Distribution Agreement with TIAA under which Services is the principal underwriter and distributor for variable annuities issued by TIAA.

Services maintains distribution agreements with numerous unaffiliated mutual fund groups, and collaborates with TIAA to offer direct sales of selected mutual fund investments ("Non-proprietary Funds") to customers of TIAA. Services receives distribution fees on the sale of these non-proprietary mutual funds. Services also pays TIAA a fee for providing recordkeeping services on these sales.

Services maintains a Phone Center and Field Support Agreement with TIAA-CREF Tuition Financing Inc. ("TFI") under which Services is compensated for actual costs incurred for services it provides to TFI in its role as program manager for various state tuition savings plans.

Various cash disbursements for Services are made by TIAA, which is reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing this financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2013, the date the financial statement was issued.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Valuation of Investments
Any investments owned are carried at fair value and held at State Street Bank and Trust Company or Pershing, LLC.

3. Cash

Approximately 83% of Services' cash and cash segregated under regulatory requirements are held by one money-center bank, JP Morgan Chase. The remaining 17% is held at State Street Bank.

4. Investments

As of December 31, 2012, Services held no investment securities.

5. Income Taxes

Services is a single member LLC and, as such, is treated as a division of TIAA for federal income tax purposes. Because of its status, Services is disregarded as a separate entity for income tax purposes. If Services were considered to be a stand-alone corporation, Services would have a gross deferred tax asset of approximately $90.4 million as of December 31, 2012 derived from cumulative net operating losses. This deferred tax asset would require a valuation allowance as the weight of available evidence would suggest that it is more likely than not that all of the deferred tax asset would not be realized by Services.

On January 1, 2007, Services adopted Accounting Standards Codification ("ASC") No. 740-10 Tax Positions (formerly known as FIN 48). As of December 31, 2012, Services has no uncertain tax positions that need to be disclosed under ASC 740-10.

Services is subject to yearly IRS examination due to its inclusion in the consolidated federal income tax return of TIAA. Currently, the IRS has begun its examination of the 2007 and 2009 tax years and management does not expect any material adverse adjustments.

6. Special Reserve Bank Account

Cash of $53,823,404, which is recorded on the Statement of Financial Condition as cash segregated under regulatory requirements, has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 of the Securities and Exchange Commission. Cash held temporarily for customers is related to remittances awaiting final instructions or documentation from the customer and electronic payments to customers rejected by the receiving financial institutions. The Company includes cash held temporarily for customers and certain other associated items in determining the amount required to be held as segregated cash under Rule 15c3-3 of the Securities and Exchange Commission.

7. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, Services is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3 percent of aggregate indebtedness as defined. At December 31, 2012, Services had net capital of $54,487,231 which exceeded required net capital by $53,254,737 and a ratio of aggregate indebtedness to net capital of 0.34 to 1.

8. Commitments and Concentration of Credit Risk

The Company offers discount brokerage services through Pershing, LLC (the "Clearing Broker") on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a customer's failure to complete a purchase or sale transaction.

The maximum potential liability of the Company could be equal to the aggregate trading volume of its customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who could, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. At December 31, 2012, the Company has recorded no liability with regard to the right. During the year ended December 31, 2012, the Company experienced de minimis net losses as a result of its customers' failure to fulfill any purchase or sale transactions.

Services' has retail brokerage clients who conduct securities transactions on a margin basis. In margin transactions, credit is extended to customers by the Clearing Broker subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at current market prices to satisfy the customer's obligation to the Clearing Broker. The maximum amount of the Company's potential exposure to reimburse the Clearing Broker on margin accounts may fluctuate daily depending on the amount of secured borrowings requested by customers, and may not be readily estimated due to volatility in the amount of such borrowings. No amount is accrued in these financial statements for potential reimbursements to the Clearing Broker on margin loans extended to the Company's customers. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

The Company has established a liability for the anticipated costs of open regulatory actions or litigation. In the opinion of management, the ultimate disposition of such matters will not have a material adverse impact on the Company's financial position, net capital, or results of operations.

9. Fair Value of Financial Instruments

Investments owned are shown at fair value when held, in accordance with the hierarchy of inputs outlined in ASC No. 820, Fair Value Measurements and Disclosures. ASC No. 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including Services' own assumptions in determining fair value) for the asset or liability.

Substantially all of Services' assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature, thus their carrying amounts approximate fair value as defined within the standard. Services periodically holds investment securities, typically U.S. Treasury bonds and federal agency securities, with a maturity of less than one year that would be considered level 2 within this hierarchy.

Services obtains pricing information from an external vendor, Interactive Data Corporation ("IDC"). IDC generally provides evaluated prices for these securities, which are derived from observable market information. Services adjusts the reported value of its securities each month end based on the pricing information obtained from IDC.

10. Related Party Transactions

Services incurs expenses for administrative and distribution activities related to the issuance of variable annuity contracts by College Retirement Equities Fund ("CREF") and for the distribution activities on behalf of the TIAA Real Estate Account ("REA"). Such activities performed by Services are at cost, pursuant to a Principal Underwriting and Administrative Services Agreement with CREF and a Distribution Agreement with REA. Fees are earned by Services based on a percentage of CREF's and REA's daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Services distributes shares of various affiliated mutual funds, tuition savings plans and insurance products on a retail basis under agreements with TPIS, TFI, T-C Life, and TIAA. Additionally, Services distributes mutual funds to participants of TIAA and CREF as well as offers brokerage services to customers that are cleared through Pershing LLC. At December 31, 2012, due from other affiliated entities includes $1,700,744 from CREF, $1,813,456 from TPIS, $2,612,094 from TFI, and $1,739,435 from T-C Life related to the distribution of insurance products and mutual funds. Included in due to affiliated entities is $124,571 due to REA related to the distribution of REA fund.

Virtually all cash disbursements for operating expenses incurred by Services are paid by TIAA, which is reimbursed by Services in accordance with a Cash Disbursement and Reimbursement Agreement with TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. In accordance with the agreement between Services and TIAA, Services is not obligated to pay TIAA for any expenses until and unless the associated revenue is received. At December 31, 2012, $16,124,543 is due to TIAA related to such expenses.

Services has an agreement with TIAA-CREF Trust Company ("Trust Company") under which the Trust Company provides advisory services on customer accounts and custodial services on certain types of customer accounts for Services. At December 31, 2012, the amount due to Trust Company was $1,916,902.